VF 3-21-05

SE 05038229 ISSION

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SEC MAIL PROCESSING RECEIVED 2005 WASH, D.C. SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Street Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 11th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave DeBlase 212-824-0738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCooper, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York, New York (City) (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

OATH OR AFFIRMATION

I, Dave DeBlase, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Street Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MADELINE GAIR
Notary Public, State of New York
No. 01GA6023311
Qualified in Queens County
Commission Expires April 19, 2007

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

South Street Securities LLC

Statement of Financial Condition
December 31, 2004

South Street Securities LLC
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member
of South Street Securities LLC

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of South Street Securities LLC (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibilityof the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2005

South Street Securities LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 3,633,603
Securities purchased under agreements to resell	6,766,156,357
Financial instruments owned, at market value (of which all are pledged to a clearing organization)	59,905,000
Deposits with clearing organizations	2,791,913
Receivable from a clearing organization	418,925
Fixed assets, net of $49,763 accumulated depreciation and amortization	166,213
Prepaid expenses and other assets	31,834
Total assets	$ 6,833,103,845
Liabilities and Member's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 6,541,487,845
Payable to FICC	91,670,424
Accrued expenses	1,486,908
Total liabilities	6,634,645,177
Member's Equity	198,458,668
Total liabilities and member's equity	$ 6,833,103,845

The accompanying notes are an integral part of this statement of financial condition

1. Organization and Nature of Business

South Street Securities LLC ("South Street" or the "Company") is a limited liability company established in the state of Delaware. The Company is registered as a securities broker-dealer pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed to create and manage for its own account, a matched-book portfolio of repurchase agreements and reverse repurchase agreements transactions, including bond borrowing and related hedging activities (the "South Street Repo Program"). In April 2004, the South Street Repo Program commenced and the Company emerged from the development stage company status.

The Company is a wholly owned subsidiary of South Street Securities Funding LLC ("SSSF" or the "Parent"), which owns the Member Interest in South Street. The Company, SSSF, Capital Markets Engineering & Trading LLC ("CMET LLC") and other third parties have entered into a Program Agreement dated April 19, 2004 (the "Program Agreement") which details the business arrangement related to the South Street Repo Program (Note 5). SSSF and CMET LLC are both wholly-owned subsidiaries of CMET Finance Holdings Inc ("CMET Finance").

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks which is held primarily at one major U.S. financial institution.

Financial instruments
Purchases and sales of financial instruments are recorded on trade-date basis. Financial instruments owned in the statement of financial condition consist of U.S. Treasury Bills that are pledged as collateral to a clearing organization. Financial instruments are carried at market value or amounts that approximate market value.

Depreciation and amortization
Fixed assets consist of furniture, equipment, leasehold improvements, and computer software which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life, generally 3 to 5 years, of the relevant furniture, equipment, and computer software. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of improvement or the life of the lease.

The Company has adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal use software development costs.

Income taxes
The Company is not subject to U.S. federal, state or local income taxes. Such taxes are the responsibility of the member. However, certain aspects of the Company's business are subject to New York City unincorporated business tax.

Use of estimates
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the company to obtain possession of the collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41"). At December 31, 2004, the Company's assets and liabilities were netted by approximately $15,926,000,000 as a result of the application of FIN 41.

As of December 31, 2004, the company has accepted securities with market values of approximately $22,560,000,000 under resale agreements and pledged securities with market values of approximately $22,543,000, under repurchase agreements, prior to the application of FIN 41.

As of December 31, 2004, the Company has the right to sell or repledge substantively all of the securities it has received under resale agreements. Of this amount substantively all were repledged as of December 31, 2004. These repledged securities have been used in the normal course of business.

The Company's conterparties to its repurchase agreements have the right by contract or custom to sell or repledge the Company's pledged securities. As of December 31, 2004, the Company has pledged approximately $59,905,000 of its securities related to the Company's repurchase agreements to the Fixed Income Clearing Corporation ("FICC") (Note 7).

As part of the Company's matched-booked trading activites the Company enters into futures transactions to manage their interest rate risk. Balances related to such transactions are included in receivables from clearing organization.

4. Member's Equity

On February 27, 2004, South Street amended its limited liability company agreement ("LLC agreement") and SSSF paid $1,665,000 to CMET LLC in exchange for all of the outstanding common and preferred units of South Street. Concurrently, SSSF contributed $26,335,000 to South Street. On April 19, 2004, South Street amended and restated its LLC Agreement, whereby all outstanding common and preferred units were cancelled and SSSF contributed an additional $113,613,000 to South Street. The Company received an additional contribution from SSSF of $60,000,000 on October 19, 2004.

5. Related Parties

Program Agreement

In accordance with the Program Agreement, the Company is required to make quarterly distributions to SSSF based upon (i) a return on certain obligations of SSSF (ii) certain expenses of SSSF and (iii) the Program Cash Flow, as defined in the Program Agreement. As of December 31, 2004, the Company has made distributions of $3,713,010 to SSSF.

The Company is required to pay to CMET LLC, the program administrator an administrative fee which is accrued at a per annum rate equal to 2.8125% on the daily average of the aggregate outstanding principal amount of SSSF's junior and senior debt related to the South Street Repo Program. As of December 31, 2004, approximately $381,000 of these program administrative fees are included in accrued expenses on the accompanying statement of financial condition.

Data Processing

Certain data processing services are provided by Matrix Applications LLC, an entity that is a wholly-owned subsidiary of a shareholder of CMET Finance. As of December 31, 2004, approximately $80,000 of data processing services provided by Matrix are included in accrued expenses in the accompanying statement of financial condition.

Futures clearing broker

As of December 31, 2004, the Company has balances with an affiliate of the South Street Program Servicer (Note 6) which are included in deposits with clearing organizations and receivable from a clearing organization in the accompanying statement of financial condition of $2,291,913 and $418,925, respectively.

Due to these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties. This accompanying statement of financial condition has been prepared from the separate records maintained by South Street, but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if South Street had been operated as an unaffiliated entity.

6. Commitments and Contingencies

Forward Contracts on Resale and Repurchase Agreements

As of December 31, 2004, the Company has entered into forward starting repurchase agreements of $4,149,875,000 and forward reverse repurchase agreements of $2,549,875,000 in U.S. Treasury bills with effective start dates subsequent to December 31, 2004.

Software License and Technology Commitments

South Street has entered into a software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide certain software and maintenance services used to operate South Street's Repo Program. The initial term of the agreement provides for South Street to pay a total lease fee of $1,650,000, payable in 36 monthly payments of $45,833, commencing on April 19, 2004. Any renewal terms of the agreement would provide for a monthly fee of $50,000 for the software.

Services Arrangement

On April 19, 2004, South Street entered into an Amended and Restated Vendor Services Agreement (the "South Street Services Agreement") with a third party program servicer (the "South Street Program Servicer") to provide South Street with various accounting, investment, compliance, and operation functions upon the commencement of South Street's Repo Program. The South Street Services Agreement will have an initial term of five years commencing on April 19, 2004 (the "Servicer Commencment Date"), but may be terminated at any time by a mutual written agreement executed by the South Street Program Servicer and South Street. The South Street Services Agreement shall be automatically terminated upon the earlier of the seventh anniversary of the Servicer Commencement Date or the date of the conclusion of the Wind Down Date, as defined in the South Street Services Agreement.

The annual total payment minimum will be $1,230,000 for the initial contract year and $1,500,000 for subsequent contract years. In addition, the South Street Program Servicer shall receive an incentive fee in the amount equal to 23.01% of Program Cash Flow, as defined in the Program Agreement. As of December 31, 2004, $391,000 of such fees are included in accrued expenses on the accompanying statement of financial condition.

Operating Lease

The Company entered into a non-cancelable operating lease for its office space (the "Office Lease") with an affiliate of the South Street Program Servicer. Future minimum payments under this operating lease are as follows:

2005	$ 53,648
2006	57,912
2007	57,912
2008	57,912
2009	57,912
Thereafter	38,608
	$ 323,904

In accordance with the provision of the office lease, the monthly rent payments escalate over the term of the lease. Additionally, the Company received a two-month rent abatement at the inception of the Office lease.

General

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

7. Fixed Assets

As of December 31, 2004 fixed assets consist of the following:

Computer software	$ 150,000
Computer hardware	18,893
Furniture and fixture	39,052
Leasehold improvements	8,031
	215,976
Less: accumulated depreciation and amortization	(49,763)
	$ 166,213

8. Clearing arrangement with FICC and concentration of credit risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for resale and repurchase transactions. On the evening of every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. Accordingly, to the extent a counterparty does not fulfill its obligations any credit risk the Company has related to such transactions is with FICC. To date, the Company has cleared all of its transactions through FICC on a fully disclosed basis.

9. Fair Value of Financial Instruments

All financial insturments are stated at fair value or amounts that approximate fair value due to their short term nature.

10. Net Capital Requirements

South Street is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004, South Street had net capital of $194,673,819 which was $194,423,819 above its required net capital of $250,000.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2004, the Company was not required to and did not hold any customer money or securities.

11. Subsequent events

In February 2005, the Company modified certain aspects of the business arrangement related to the South Street Repo Program and entered into an Amended and Restated Program Agreement ("Amended Program Agreement"). In accordance with the Amended Program Agreement, effective January 1, 2005, certain fees and expenses charged to the Company by affiliates and third parties were reduced.

On February 4, 2005, in accordance with the Program Agreement, the Company distributed $2,606,317 to SSSF.